Education Management Corporation
210 Sixth Avenue, 33rd Floor
Pittsburgh, PA 15222

September 8, 2014
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Re:	Education Management Corporation
AICA-IE Restaurant, Inc.
AID Restaurant, Inc.
AIH Restaurant, Inc.
AIIN Restaurant LLC
AIIM Restaurant, Inc.
AIT Restaurant, Inc.
AITN Restaurant, Inc.
Argosy University Family Center, Inc.
Connecting Link, Inc.
EDMC Marketing and Advertising, Inc.
Education Management Finance Corp.
Education Management LLC
Higher Education Services, Inc.
MCM University Plaza, Inc.

Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-192573)

Ladies and Gentlemen:

Pursuant to Rule 477 under the U.S. Securities Act of 1933, as amended (the “Securities Act”), Education Management Corporation, AICA-IE Restaurant, Inc., AID Restaurant, Inc., AIH Restaurant, Inc., AIIN Restaurant LLC, AIIM Restaurant, Inc., AIT Restaurant, Inc., AITN Restaurant, Inc., Argosy University Family Center, Inc., The Connecting Link, Inc., EDMC Marketing and Advertising, Inc., Education Management Finance Corp., Education Management LLC, Higher Education Services, Inc. and MCM University Plaza, Inc. (collectively, the “Registrants”) hereby respectfully request that the U.S. Securities and Exchange Commission (the “Commission”) consents to the withdrawal, effective as of the date hereof, of the Registrants’ Registration Statement on Form S-3 (File No. 333-192573) filed with the Commission on November 26, 2013, together with all exhibits thereto (collectively, the “Registration Statement”).

Although the Registration Statement was declared effective by the Commission on December 13, 2013, no securities have been sold under the Registration Statement. The Registrants are requesting withdrawal of the Registration Statement because there is no longer a present intention to offer any securities under the Registration Statement.

The Registrants also respectfully request, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of Education Management Corporation for future use.

Thank you for your assistance with this request. If you have any questions or require any further information, please contact David E. Shapiro, Esq., at Wachtell, Lipton, Rosen & Katz at (212) 403-1134.

[Signature Page Follows]

Best Regards,

EDUCATION MANAGEMENT CORPORATION

By: __/s/ Mick J. Beekhuizen______________
Name: Mick J. Beekhuizen
Title:     Executive Vice President and Chief
Financial Officer

AICA-IE Restaurant, Inc.

By: __/s/ Matthew Madrid________________
Name: Matthew Madrid
Title:     President

AID Restaurant, Inc.

By: ___/s/ John Willis____________________
Name: John Willis
Title:     President

AIH Restaurant, Inc.

By: ___/s/ Susanne Behrens_______________
Name: Susanne Behrens
Title:     President

AIIN Restaurant LLC

By: ___/s/ Michael Morphew______________
Name: Michael Morphew
Title:     President

AIIM Restaurant, Inc.

By: ___/s/ Jennifer Sorenson_______________
Name: Jennifer Sorenson
Title:     President

AIT Restaurant, Inc.

By: ___/s/ Joe Giannattasio________________
Name: Joe Giannattasio
Title:     President

AITN Restaurant, Inc.

By: ___/s/ Carol Menck___________________
Name: Carol Menck
Title:     President

Argosy University Family Center, Inc.

By: ___/s/ Scott K. Tjaden_________________
Name: Scott K. Tjaden
Title:     President

The Connecting Link, Inc.

By: ___/s/ Craig D. Swenson_______________
Name: Craig D. Swenson
Title:     President

EDMC Marketing and Advertising, Inc.

By: ___/s/ John M. Bowen_________________
Name: John M. Bowen
Title:     President

Education Management Finance Corp.

By: __/s/ Mick J. Beekhuizen_______________
Name: Mick J. Beekhuizen
Title:     Executive Vice President and Chief
Financial Officer

Education Management LLC

By: __/s/ Mick J. Beekhuizen_______________
Name: Mick J. Beekhuizen
Title:     Executive Vice President and Chief
Financial Officer

Higher Education Services, Inc.

By: ___/s/ John T. South, III________________
Name: John T. South, III
Title:     President

MCM University Plaza, Inc.

By: ___/s/ Craig D. Swenson_______________
Name: Craig D. Swenson
Title:     President